Exhibit 14
Diamond Management & Technology Consultants, Inc.
Code of Business Conduct and Ethics
Introduction
Diamond Management & Technology Consultants, Inc. (“Diamond” or the “Company”) is dedicated to the highest ethical standards and is committed to diligently following both the letter and spirit of the laws and regulations applicable to the conduct of its business. This Code of Business Conduct and Ethics (“Code”) covers a wide range of business practices and procedures. It does not cover every issue that may arise, but it sets out basic principles to guide all employees of Diamond and its subsidiaries and affiliates. All of our employees must conduct themselves accordingly and seek to avoid even the appearance of improper behavior. The Code should also be provided to and followed by the Company’s agents and representatives, including directors and outside consultants. As used in this Code, “Covered Person” shall mean any employee, officer, agent, representative, outside consultant or director of the Company. All references to employees in this Code shall be limited to employees, partners and officers of Diamond.
If a law conflicts with a policy in this Code, you must comply with the law; however, if a local custom or policy conflicts with this Code, you must comply with the Code. If you have any questions about these conflicts, you should contact the Company’s General Counsel or its Chief People Officer. Those who violate the standards in this Code will be subject to disciplinary action which may include dismissal from the Company. If you are in a situation which you believe may violate or lead to a violation of this Code, follow the guidelines described in Section 15 of this Code.
1. Compliance with Laws, Rules and Regulations
Obeying the law, both in letter and in spirit, is the foundation on which Diamond’s ethical standards are built. All Covered Persons must respect and obey the laws of the United States and all states, cities and countries in which we operate. Although not all Covered Persons are expected to know the details of these laws, it is important to know enough to determine when to seek advice from supervisors, managers or other appropriate personnel.
2. Conflicts of Interest
Covered Persons must avoid conflicts of interest, both real and perceived. Covered Persons must recognize that even the appearance of impropriety can be very damaging to the Company’s reputation and, therefore, must abide by the Company’s Conflict of Interest policy.
A “conflict of interest” exists when a Covered Person’s private interest interferes in any way with the interests of the Company. A conflict situation can arise when a Covered Person takes actions or has interests that may make it difficult to perform his or her Company work objectively and effectively. Conflicts of interest also may arise when a Covered Person, or members of his or her family, receives improper personal benefits as a result of his or her position with the Company. Loans to, or guarantees of obligations of, Covered Persons and their family members may create conflicts of interest.
It is almost always a conflict of interest for a Diamond employee to work (other than in his or her capacity as a Diamond employee) simultaneously for a competitor, client, vendor or supplier. Covered Persons are not allowed to work for a competitor as a consultant or board member or in any other capacity. Covered Persons and their immediate families also must not engage in any activity or become involved in any business relationship, or directly or indirectly acquire an investment interest, that actually conflicts or appears to conflict with the interests of the Company or its clients. The best policy is to avoid any direct or indirect outside business connection with our clients, except on Diamond’s behalf in the normal course of business.
Under certain circumstances, the acceptance of gifts or personal benefits may result in a conflict of interest. Covered Persons should review and become familiar with the Company’s gifts policy in Section 5 below.
Conflicts of interest may not always be clear-cut, so if you have a question, you should consult with the Company’s General Counsel or its Chief People Officer. Any Covered Person who becomes aware of a conflict or potential conflict should bring it to the attention of a supervisor or partner or consult the procedures described in Section 15 of this Code.
3. Insider Trading
In the course of business activities, a Covered Person may become aware of nonpublic information regarding the business or operation of the Company or its clients. All non-public information about Diamond or its clients should be considered confidential information. Covered Persons who have access to confidential information are not permitted to use or share that information for stock trading purposes or for any other purpose except the conduct of our business. To use non-public information for personal financial benefit or to “tip” others who might make an investment decision on the basis of this information is not only unethical but also illegal. If you have any questions, please consult the Company’s General Counsel.
4. Corporate Opportunities
Covered Persons are prohibited from taking for themselves personally opportunities that are discovered through the use of corporate property, information or position without the consent of the Board of Directors. No Covered Person may use corporate property, information or position for improper personal gain, and no employee may compete with Diamond directly or indirectly. Covered Persons owe a duty to the Company to advance the Company’s legitimate interests when the opportunity to do so arises.
5. Competition and Fair Dealing; Gifts
We seek to outperform our competition fairly and honestly. We seek competitive advantages through superior performance, never through unethical or illegal business practices. Stealing proprietary information, possessing trade secret information that was obtained without the owner’s consent and subsequently misused in any manner, or inducing such disclosures from past or present employees of other companies is prohibited and may subject you to criminal charges and/or civil liabilities. Each Covered Person should endeavor to respect the rights of and deal fairly with Diamond’s clients, vendors, competitors and employees. No Covered Person should take unfair advantage of anyone through manipulation, concealment, abuse of privileged information, misrepresentation of material facts or any other intentional unfair-dealing practice.
The purpose of business entertainment and gifts in a commercial setting is to create goodwill and sound working relationships, not to gain unfair advantage with clients or others. The direct or indirect solicitation or acceptance of any gift or personal benefit, other than the Permissible Gift exceptions noted below, from a past, present or prospective client, vendor, competitor or employee of the Company which creates or gives the appearance of a reward or obligation relating to any aspect of Company business is prohibited. No gift, entertainment, or other thing of value should be offered, given or provided by any Covered Person or any family member or agent of any Covered Person to any past, present or prospective client, vendor or competitor of the Company, unless the gift, entertainment or thing of value is a Permissible Gift as defined below. Likewise, no gift, entertainment or other thing of value should ever be accepted by any Covered Person or any family member or agent of any Covered Person from any past, present or prospective client, vendor or competitor of the Company, unless the gift, entertainment or other thing of value is a Permissible Gift as defined below.
A Permissible Gift is defined as follows: (1) it is not a cash gift; (2) it is consistent with customary business practices; (3) it is not excessive in value; (4) it is not, and cannot be construed as a bribe or payoff; (5) it is not made to improperly influence any government official or authority, or any Covered Person of the Company or any employee of any past, present or prospective client, vendor or competitor of the Company, in the performance of their duties and obligations to their employer; and (6) it does not violate any laws or regulations. If you are not certain if a gift, entertainment or other thing of value is permissible, please discuss with the Company’s Chief People Officer or its General Counsel.
6. No Discrimination and Harassment
The diversity of Diamond’s employees is a tremendous asset. We are firmly committed to providing equal opportunity in all aspects of employment and will not tolerate any illegal discrimination or harassment of any kind. Each employee must respect the rights of his or her fellow employees to fair treatment and equal opportunity, free from prohibited discrimination or unlawful harassment. Participation in an exclusionary event while on Company business, such as attending adult-entertainment establishments, is prohibited. Other examples of prohibited conduct include, but are not limited to, derogatory comments based on one’s religion, gender, sexual orientation, racial or ethnic characteristics. Sexual harassment in particular may include unwelcome sexual advances, request for sexual favors, and other verbal, or physical conduct of a sexual nature; unwelcome sexual flirtations, advances or propositions; verbal abuse of a sexual nature; subtle pressures for sexual activities; unnecessary touching of an individual; graphic or verbal commentaries about an individual’s body or sexual orientation; sexually degrading words to describe an individual; a display in the workplace of sexually suggestive objects or pictures; sexually explicit or offensive jokes; or physical assault.
7. Health and Safety
Diamond strives to provide each employee with a drug free, safe and healthful work environment. Each employee has responsibility for maintaining a safe and healthy workplace for all employees by following safety and health rules and practices and reporting accidents, injuries and unsafe equipment, practices or conditions.
Diamond will not tolerate violence of any kind in the workplace. Violence and threatening behavior are not permitted. Employees should report to work prepared and able to perform their duties, free from the influence of illegal drugs or alcohol. The use of illegal drugs in the workplace will not be tolerated. For additional information, please see Diamond’s Drug-Free workplace policy.
8. Record-Keeping
Diamond requires honest and accurate recording and reporting of information in order to make responsible business decisions. Our employees use the Company’s time and expense reporting system to record their business time and reimbursable business expenses. These must be documented and recorded accurately. Misrepresenting facts or falsifying records is strictly prohibited. If you are not sure whether a certain expense is proper and reimbursable, ask your supervisor or partner. Rules and guidelines are available from the Accounting Department.
All of Diamond’s books, records, accounts and financial statements must be maintained in reasonable detail, must appropriately reflect the Company’s transactions and must conform both to applicable legal requirements and to the Company’s system of internal controls. It is against Company policy to have unrecorded or “off the books” funds or assets. Business records and communications often become public, and employees should avoid exaggeration, derogatory remarks, guesswork, or inappropriate characterizations of people and companies that may be misunderstood. This applies equally to e-mail, internal memos and formal reports. Records should always be retained or destroyed according to the Company’s record retention policies. In accordance with those policies, in the event you become aware of litigation or governmental investigation or believe the same is reasonably likely to occur, please consult the Company’s General Counsel.
9. Confidential Information
All Covered Persons are required to maintain the strict confidentiality of all confidential, proprietary or trade secret information entrusted to them by Diamond or its clients, except when disclosure is authorized by the General Counsel or required by law or regulation. Confidential information includes all non-public information, whether written, electronic or verbal, that might be of use to competitors, or harmful to the Company or its clients, if disclosed. It also includes information that vendors and clients have entrusted to us. The obligation to preserve confidential information continues even after a project or your relationship with Diamond ends. You also should reference your Employment Agreement or other applicable agreement for your further obligations regarding confidentiality.
10. Protection and Proper Use of Company Assets
Proper use of Company property (including, but not limited to, electronic communication systems, information resources, material, facilities and equipment) is everyone’s responsibility. All Covered Persons should endeavor to protect Diamond’s assets and ensure their efficient use, guarding against waste and abuse. Theft, carelessness and waste have a direct impact on the Company’s profitability. Any suspected incident of fraud or theft should be immediately reported to the Company’s General Counsel for investigation. Diamond equipment and resources should not be used for non-company business other than incidental personal use that does not interfere with Diamond’s business activity or productivity and does not consume more than a de minimis amount of resources. All employees are responsible for complying with the requirements of software copyright licenses related to software packages used in fulfilling job requirements.
The obligation of Covered Persons to protect the Company’s assets includes its proprietary information. Proprietary information includes intellectual property such as trade secrets, patents, trademarks and copyrights, as well as business, marketing and service plans, engineering and all proprietary ideas, methods, designs, databases, records, salary information and any unpublished financial data and reports. Unauthorized use or distribution of this information would violate Diamond policy. It also may be illegal and may result in civil or even criminal penalties. You should keep proprietary documents protected and secure. Please reference your Employment Agreement or other applicable agreement for your further obligations regarding protection and proper use of all Company assets.
11. Payments to Government Personnel
The Company is committed to conducting its activities free from unfair influence of bribery and to fostering anti-corruption awareness among its employees and business relations throughout the world. The Foreign Corrupt Practices Act is a United States law that prohibits giving anything of value, directly or indirectly, to officials of foreign governments or foreign political candidates in order to obtain or retain business. It is strictly prohibited to make illegal payments to government officials of any country.
In addition, the U.S. government has a number of laws and regulations regarding business gratuities provided or made to U.S. government personnel. The promise, offer or delivery to an official or employee of the U.S. government of a gift, favor or other gratuity in violation of these laws and regulations would not only violate Diamond policy but also could be a criminal offense. State and local governments, as well as foreign governments, may have similar rules. No Covered Person acting on behalf of the Company may provide to any federal, state or local government employee, elected or appointed official, or accept from any federal, state or local government employee, elected or appointed official, any gift or other thing of value, unless prior approval is obtained from the

Company’s General Counsel. The Company’s General Counsel can provide guidance to you in this area.
12. Waivers of the Code of Business Conduct and Ethics
Any waiver of this Code for executive officers or directors may be made only by the Board of Directors or a Board committee and will be promptly disclosed as required by law or stock exchange regulation.
13. Reporting any Illegal or Unethical Behavior
Covered Persons are encouraged to talk to supervisors, partners or the Company’s General Counsel or its Chief People Officer about observed illegal or unethical behavior or when in doubt about the best course of action in a particular situation. It is the policy of the Company not to allow retaliation for reports of misconduct by others made in good faith. Covered Persons are expected to cooperate in internal investigations of misconduct. In addition, if you are personally convicted of violating any criminal statute in any jurisdiction (other than minor traffic violations), you must notify the Company’s General Counsel or its Chief People Officer no later than two business days after your conviction. You may be subject to disciplinary action including termination, depending on your conviction (or for failure to report such conviction).
14. Reporting Threatened or Pending Litigation, Claims or Disputes
When a Covered Person becomes aware of any threatened or pending litigation, claim or dispute involving Diamond or any of its subsidiaries, the Covered Person should contact the Company’s General Counsel. Examples of reportable litigation, claims or disputes include, but are not limited to, the following: (1) a threatened or pending lawsuit to which Diamond or one of its subsidiaries is a named party; (2) a client complaint or dispute involving potential liability to Diamond or one of its subsidiaries which is determined by a supervisor or partner to be material; or (3) a dispute, complaint or threatened litigation by a party in which Diamond or any of its subsidiaries would be an adverse party. When reporting the claim or dispute, you should report all known information to allow for a thorough assessment and proper reporting of the claim or dispute to corporate management.
15. Compliance Procedures
We all must work to ensure prompt and consistent action against violations of this Code. However, in some situations it is difficult to know right from wrong. Since we cannot anticipate every situation that will arise, it is important that we have a way to approach a new question or problem. These are the steps to keep in mind:
•	Make sure you have all the facts. In order to reach the right solutions, we must be as fully informed as possible.

•	Ask yourself: What specifically am I being asked to do? Does it seem unethical or improper? This will enable you to focus on the specific question you are faced with, and the alternatives you have. Use your judgment and common sense; if something seems unethical or improper, it probably is.

•	Clarify your responsibility and role. In most situations, there is shared responsibility. Are your colleagues informed? It may help to get others involved and discuss the problem.

•	Discuss the problem with your supervisor or partner. This is the basic guidance for all situations. In many cases, your supervisor or partner will be more knowledgeable about the question and will appreciate being brought into the decision-making process. Remember that it is your supervisor’s or partner’s responsibility to help solve problems.

•	Seek help from Company resources. In the rare case where it may not be appropriate to discuss an issue with your supervisor or partner, or where you do not feel comfortable approaching your supervisor or partner with your question, discuss it with the Company’s Chief People Officer or its General Counsel.

•	You may report ethical violations in confidence and without fear of retaliation. If your situation requires that your identity be kept secret, your anonymity will be protected. Diamond does not permit retaliation of any kind for good faith reports of ethical violations. In addition, Diamond maintains a Whistleblower Hotline (detailed on the Company’s intranet), which provides for anonymous reporting of behaviors that contravene the Company’s Code of Conduct, its other policies or applicable laws and regulations.

•	Always ask first, act later: If you are unsure of what to do in any situation, seek guidance before you act.

DIAMOND MANAGEMENT & TECHNOLOGY CONSULTANTS, INC.
SUPPLEMENTAL CODE OF ETHICS FOR CEO AND SENIOR FINANCIAL OFFICERS
     The Company has a Code of Business Conduct and Ethics applicable to all directors and employees of the Company. The CEO and all senior financial officers, including the CFO and principal accounting officer, are bound by the provisions set forth therein relating to ethical conduct, conflicts of interest and compliance with law. In addition to the Code of Business Conduct and Ethics, the CEO and senior financial officers are subject to the following additional specific policies:
1. The CEO and all senior financial officers are responsible for full, fair, accurate, timely and understandable disclosure in the periodic reports required to be filed by the Company with the SEC. Accordingly, it is the responsibility of the CEO and each senior financial officer promptly to bring to the attention of the Disclosure Committee any material information of which he or she may become aware that affects the disclosures made by the Company in its public filings or otherwise assist the Disclosure Committee in fulfilling its responsibilities as specified in the Company’s Internal Financial and Disclosure Controls and Procedures Policy.
2. The CEO and each senior financial officer shall promptly bring to the attention of the Disclosure Committee and the Audit Committee any information he or she may have concerning (a) significant deficiencies in the design or operation of internal controls which could adversely affect the Company’s ability to record, process, summarize and report financial data or (b) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s financial reporting, disclosures or internal controls.
3. The CEO and each senior financial officer shall promptly bring to the attention of the General Counsel or the CEO and to the Audit Committee any information he or she may have concerning any violation of the Company’s Code of Business Conduct and Ethics, including any actual or apparent conflicts of interest between personal and professional relationships, involving any management or other employees who have a significant role in the Company’s financial reporting, disclosures or internal controls.
4. The CEO and each senior financial officer shall promptly bring to the attention of the General Counsel or the CEO and to the Audit Committee any information he or she may have concerning evidence of a material violation of the securities or other laws, rules or regulations applicable to the Company and the operation of its business, by the Company or any agent thereof, or of violation of the Code of Business Conduct and Ethics or of these additional procedures.

5. The Board of Directors shall determine, or designate appropriate persons to determine, appropriate actions to be taken in the event of violations of the Code of Business Conduct and Ethics or of these additional procedures by the CEO and the Company’s senior financial officers. Such actions shall be reasonably designed to deter wrongdoing and to promote accountability for adherence to the Code of Business Conduct and Ethics and to these additional procedures, and shall include written notices to the individual involved that the Board has determined that there has been a violation, censure by the Board, demotion or re-assignment of the individual involved, suspension with or without pay or benefits (as determined by the Board) and termination of the individual’s employment. In determining what action is appropriate in a particular case, the Board of Directors or such designee shall take into account all relevant information, including the nature and severity of the violation, whether the violation was a single occurrence or repeated occurrences, whether the violation appears to have been intentional or inadvertent, whether the individual in question had been advised prior to the violation as to the proper course of action and whether or not the individual in question had committed other violations in the past.